Exhibit 6.6

Certain bank account information has been excluded from the exhibit because it is both not material and would likely cause harm to a party hereto if publicly disclosed.

Sutton View Advisors LLC
140 Broadway, 46th Floor
New York, NY 10005

October 9th, 2018

CONFIDENTIAL

Jet Token Inc.
6422 Old Capitol Trail
Suite 700

Wilmington, DE 19808

Dear Sir:

We are pleased to submit to you this letter agreement (the "Engagement Letter") which sets forth the terms pursuant to which Sutton View Advisors LLC ("Sutton View") shall provide financial advisory, investment banking and brokerage services to Jet Token Inc. and any affiliate, successor or assign ("the Company").

1.	Engagement

The Company hereby engages Sutton View to provide certain financial advisory, investment banking and brokerage services in connection with the proposed financing (the “Transaction”) by the Company as set forth below. The term “Transaction” shall also include any transaction or series of related transactions whereby, directly or indirectly, control of, or a significant interest in, the Company or any of the Company’s businesses or assets is sold by or otherwise transferred by the Company or any of its affiliates, including, without limitation, a sale, acquisition or exchange of securities or assets, a lease or license of assets (with or without a purchase option) pursuant to a stock or asset purchase agreement or a merger, consolidation or reorganization, recapitalization, spin-off, split-off, tender offer, leveraged buyout or other extraordinary corporate transaction or business combination involving the Company.

2.	Scope of Services

Sutton View will perform the following services that the Company may reasonably request in connection with the Company's efforts to consummate the Transaction:

A.	Reviewing and analyzing the business, financial condition and prospects of the Company;
B.	Reviewing and evaluating the financial aspects of the proposed financing;
C.	Developing a strategy to effectuate the financing;
D.	Assist in developing a presentation to prospective investors;
E.	Coordinating discussions and meetings with representatives of the Company to gather information regarding the Company;
F.	Negotiating the Transaction with one or more underwriters
G.	Assist in the development of marketing materials including an Information Memorandum to support the financing; and
H.	Advise the Company and coordinate with legal counsel in the negotiation of key financing and transaction terms
I.	Ongoing advice pursuant to business development and corporate strategy, as required.

Jet Token Inc.
October 9th, 2018

3.	Compensation

As consideration for the services to be performed by Sutton View, the Company agrees to pay Sutton View the following compensation:

A.	Sutton View will be paid $2,700 upon signing of this Engagement Letter and $10,000 per quarter as a retainer fee on account of professional services provided. This Engagement shall remain effective through December 31st, 2019 and from month to month thereafter unless terminated by either party. All retainers paid shall be credited against any success fee payable under section 3(B) below.

B.	Success based compensation – intentionally omitted

C.	Break-up fee – intentionally omitted

4.	Expenses

In addition to fees payable, and regardless of whether any Transaction is consummated, Company shall reimburse Sutton View for its reasonable out-of-pocket expenses incurred from time to time during the term of this Engagement in connection with the services to be provided under this Engagement, within five business days after invoicing the Company. Provided, however, that unless the Company otherwise consents in writing in advance, such expenses shall not exceed $10,000.00 per month. Furthermore, no individual expense shall exceed $5,000.00 unless the Company otherwise consents in writing.

Any limitations on expenses reimbursement do not modify or limit Company’s obligation to reimburse expenses in connection with any litigation, claims or other investigations.

5.	Term and Termination

This Engagement Letter and Sutton View's engagement hereunder may be terminated by either the Company or Sutton View effective upon ten (10) days' prior written notice thereof to the other party; provided, however, that notwithstanding such termination (a) the Company's obligations set forth in Article I and Sections B and D of Article III of the attached Standard Terms and Conditions shall continue; (b) Sutton View shall be entitled to receive all fees paid or payable to Sutton View pursuant to Section 3 hereof through the effective date of such termination; (c) unless Sutton View is terminated due to any action or inaction on the part of Sutton View constituting fraud, willful malfeasance, gross negligence or a material breach of this Engagement Letter, Sutton View shall be entitled to receive the full Success Fee in the amount and at the time provided for in Section 3 hereof and (d) Sutton View shall be entitled to receive reimbursement of its expenses as set forth in Section 4 hereof through the effective date of such termination.

6.	Other Agreements

A.	The Standard Terms and Conditions attached hereto which set forth additional terms and conditions pertaining to Sutton View's engagement hereunder are an integral part of this Engagement Letter and the terms thereof are incorporated by reference herein and are hereby agreed to by the parties.

Jet Token Inc.
October 9th, 2018

B.	Compensation under Section 3(A) and Expenses under Section 4 paid to Sutton View shall be in United States dollars and made via wire transfer to the following:

BANK OF AMERICA
One Bryant Park
New York, New York 10036
ABA#: 026009593
Swift Code: [INTENTIONALLY OMITTED]
Account #: [INTENTIONALLY OMITTED]
Beneficiary: Sutton View Advisors LLC

C.	Proceeds from the financing(s) in 3(b)(i)(ii) shall be paid to a US bank escrow or insured paying agent designated by Sutton View and released to the Company simultaneous with the release to Sutton View or its assign of Compensation per Section 3(B)(i)(ii). Any fee or expense in making a payment hereunder shall be borne by the Company and not by Sutton View.

D.	To the extent that all or a portion of any Compensation or Expense payments payable under sections (3) and (4) are not wired within five business days of the applicable time periods, a late payment fee will apply in an amount equal to 1.5% of the sum of the Fee payments outstanding, calculated and accrued at the end of each calendar month that such amounts remain outstanding.

E.	In rendering its services to the Company under this Engagement Letter, Sutton View shall not assume any responsibility for the Company's underlying business decision to effect any transaction or for any economic, financial or other consequences that may arise out of such transaction or Sutton View's engagement under this Engagement Letter. Sutton View represents and warrants that the services it provides shall be in compliance with applicable laws, regulations and licensure requirements, and, prior to performance of any services and as a condition precedent to the effectiveness of this Engagement Letter, Sutton View shall enter into an agreement with a FINRA registered broker-dealer and shall perform services hereunder under supervision of such party and receive any success based compensation hereunder through such party or escrow arrangement satisfactory to such party.

F.	This Engagement Letter may be executed in counterparts, each of which together shall be considered a single document.

We are pleased to accept this engagement and look forward to working together. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this Engagement Letter (including the Standard Terms and Conditions) and initial payment, which shall constitute a binding agreement between Sutton View and the Company as of the date appearing above.

Sincerely Yours,

Jet Token Inc.
October 9th, 2018

Sutton View Advisors LLC

ACCEPTED AND AGREED TO:

Jet Token Inc.

By:	/S/ Michael Winston
Name:	Michael D. Winston, CFA
Title:	Authorized Person

Jet Token Inc.
October 9th, 2018

STANDARD TERMS AND CONDITIONS

The following standard terms and conditions (the "Standard Terms and Conditions") set forth below are an integral part of the Engagement Letter dated October 9th, 2018 (the "Engagement Letter") among Sutton View Advisors LLC, ("Sutton View") on the one hand, and Jet Token Inc. (the "Company") on the other hand, attached hereto. The parties have indicated their acceptance of the Standard Terms and Conditions by execution of the Engagement Letter.

ARTICLE I

INDEMNIFICATION

A.	In partial consideration for the services to be rendered under the Engagement Letter, the Company hereby indemnifies and holds harmless Sutton View, firms associated or affiliated with Sutton View, and its and their members, partners, principals, directors, officers, employees, affiliates, agents and any persons retained in connection with the performance of the services described in the Engagement Letter (each an "Indemnified Party" and, collectively, the "Indemnified Parties"), from and against any and all claims, losses, damages, deficiencies, liabilities (joint or several), lawsuits, judgments, costs and expenses as incurred (including, without limitation, reasonable attorneys' fees, interest, penalties, travel expenses, expenses in giving testimony or furnishing documents pursuant to a subpoena or otherwise and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, "Damages"), which, directly or indirectly, arise out of, are based upon or are related to Sutton View's engagement described in the Engagement Letter or the services performed by Sutton View in connection therewith. The Company, however, shall not be liable for Damages incurred by an Indemnified Party to the extent that a court having competent jurisdiction shall have determined by final judgment (not subject to further appeal) that such Damages resulted primarily and directly from the fraud, willful malfeasance or gross negligence of such Indemnified Party.

B.	lf any action, suit, proceeding or investigation is commenced, as to which Sutton View proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by Sutton View to notify the Company shall not relieve the Company from its obligations hereunder. Subject to Sutton View’s consent, not to unreasonably withheld, Company shall have the right to retain counsel of its choice to represent Sutton View, and the Company shall pay the fees, expenses and disbursements of such counsel. To the extent consistent with its professional responsibilities, such counsel shall cooperate with the Company and any counsel designated by the Company. The Company shall be liable for any settlement of any claim against the Indemnified Parties made with the Company's written consent, which consent shall not be unreasonably withheld. The Company shall not, without the prior written consent of Sutton View, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect of which indemnification has been or could be sought hereunder, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to the Indemnified Parties of a complete, unconditional and irrevocable release from all liability in respect of such claim.

C.	The Company agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) for any damages, costs or expenses sustained by the Company (or any person claiming through the Company) unless a court having competent jurisdiction shall have determined by final judgment (not subject to further appeal) that such damages, costs and/or expenses resulted primarily and directly from the fraud, willful malfeasance or gross negligence of such Indemnified Party.

Jet Token Inc.
October 9th, 2018

D.	All claims, obligations, liabilities or causes of action (whether in contract, common or statutory law, equity or otherwise) that arise out of or relate to this Engagement Letter or the negotiation, execution or performance of the Engagement Letter (including any representation or warranty made in, in connection with or as an inducement to sign the Engagement Letter), may be made only against the entities that are signatories to the Agreement (“Contracting Parties”). No person who is not a Contracting Party, including any officer, employee, member, partner or manager signing this Engagement Letter, on behalf of any Contracting Party (“Nonparty Affiliates”) shall have any liability (whether in contract, tort, common or statutory law, equity or otherwise) for any claims, obligations, liabilities or causes of action arising out of or relating in any matter to this Agreement or the negotiation, execution, performance or breach of the Agreement and to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates.

E.	The Company's indemnity, contribution, reimbursement and other obligations hereunder shall be in addition to any liability that the Company may otherwise have, at common law or otherwise, and shall be binding on the Company's successors and assigns. In the event the Company considers entering into one or a series of transactions involving a merger or other business combination or dissolution or liquidation of all or a significant portion of its assets, the Company shall promptly notify Sutton View in writing.

F.	The provisions of this Article I shall apply to Sutton View's engagement under the Engagement Letter and any subsequent modification of or amendment of the Engagement Letter, and shall remain in full force and effect following the completion or termination of such engagement.

ARTICLE II

INFORMATION

A.	The Company shall make available to Sutton View all financial and other information reasonably requested by it to carry out its engagement hereunder. The Company agrees that Sutton View in rendering its services to the Company under the Engagement Letter will be entitled to rely entirely, without independent verification, upon (1) information supplied by the Company, which information the Company represents and warrants shall at all times during the period of Sutton View's engagement hereunder be complete and accurate in all material respects and not misleading, and (2) publicly available information. The Company further represents and warrants that any projections provided by it to Sutton View shall have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable.

B.	In the event that the Information belonging to the Company is stored electronically on Sutton View’s computer systems, Sutton View shall not be liable for any damages resulting from unauthorized access, misuse or alteration of such information by persons not acting on its behalf, provided that Sutton View exercises the same degree of care in protecting the confidentiality of, and in preventing unauthorized access to, the Company’s information that it exercises with regard to its own.

Jet Token Inc.
October 9th, 2018

C.	In connection with its engagement by the Company pursuant to this Engagement Letter, the Company may be supplying to Sutton View certain confidential information concerning the Company and its businesses, operations and plans ("Confidential Information"). Sutton View hereby agrees to treat with confidentiality all Confidential Information provided by and relating to the Company and to use such Confidential Information solely for purposes consistent with its engagement as described herein. Sutton View agrees not to disclose Confidential Information to any third party (other than directors, officers, employees or outside advisors of Sutton View) without the prior written consent of the Company. The foregoing provisions shall not be applicable to any information that was known to Sutton View prior to the date of this Engagement Letter from any source other than the Company or its agents, that is publicly made available or otherwise becomes public knowledge other than through a breach by Sutton View of its agreements contained herein, or that is required to be disclosed by Sutton View by judicial or administrative process in connection with any action, suit, proceeding or claim or otherwise by applicable law. Information shall be deemed "publicly available" if it becomes a matter of public knowledge, is in the public domain, is contained in materials available to the public or is obtained by Sutton View from any source other than the Company (or the Company's directors, officers, employees or outside advisors), provided that such source is not, to the knowledge of Sutton View, bound by a confidentiality agreement with the Company with respect to such information.

ARTICLE Ill

ADDITIONAL AGREEMENTS

A.	Sutton View has been retained as an independent contractor with no fiduciary or agency relationship with the Company or to any other party. All opinions, reports, analyses and advice (oral or written) rendered by Sutton View pursuant to the Engagement Letter are intended solely for the benefit and use of the officers, directors (solely in their capacity as directors), and legal and financial advisors of the Company in considering the matters to which the Engagement Letter relates, and may not be relied upon by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to, without the prior written consent of Sutton View. In addition, the Company agrees that any materials prepared solely by Sutton View, shall not be used, reproduced, disseminated, quoted or referred to at any time or in any manner except with the prior written consent of Sutton View. Any termination of Sutton View's engagement under this Engagement Letter shall not affect the Company's obligation to comply with this section.

B.	Sutton View verifies and records certain information regarding the individuals or entities with which Sutton View does business. The Company agrees to provide Sutton View with the Company's tax identification number and/or other identifying information, as Sutton View may request, to enable Sutton View to comply with applicable law.

C.	Any notice given under this Engagement Letter shall be in writing and shall be mailed or delivered:
(a)	if to the Company, at

Jet Token Inc.
October 9th, 2018

Jet Token Inc.
6422 Old Capitol Trail
Suite 700
Wilmington, DE 19808

and (b) if to Sutton View, at

Sutton View Advisors LLC
140 Broadway, 46th Floor
New York, NY 10005

D.	The validity and interpretation of this Engagement Letter shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). The Company irrevocably submits to the exclusive jurisdiction of the Federal and State courts located in Delaware for the purpose of any suit, action or other proceeding arising out of or related to this Engagement Letter, which is brought by or against the Company and agrees not to commence any such action, suit or proceeding other than in such courts. The parties hereby waive any right to trial by jury in connection with any dispute, action or proceeding arising out of or related to this Engagement Letter, or any matter contemplated hereby.

E.	This Engagement Letter incorporates the entire understanding of the parties and supersedes all previous agreements and understandings between Sutton View and the Company relating to the subject matter hereof. This Engagement Letter may not be amended or modified except in writing, executed by the Company and Sutton View. This Engagement Letter shall be binding upon Sutton View and the Company and their respective successors and assigns. Neither party may assign or transfer its rights or obligations under this Engagement Letter without the prior written consent of the other party, except that Sutton View may without consent assign or transfer this Engagement Letter to a successor to the business of Sutton View. This Engagement Letter does not confer any rights upon any stockholder, owner, partner or member of the Company, or any other person not a party hereto.

RETAINER AND EXPENSE PAYMENT INSTRUCTIONS

BANK OF AMERICA
One Bryant Park
New York, New York 10036
ABA#: 026009593
Swift Code: [INTENTIONALLY OMITTED]
Account #: [INTENTIONALLY OMITTED]
Beneficiary: Sutton View Advisors LLC